1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
MATTHEW CARTER matthew.carter@dechert.com +1 202 261 3395 Direct +1 703 302 9402 Mobile

December 19, 2023

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re: CAZ Strategic Opportunities Fund (File Nos. 333-273837 and 811-23892)

Dear Ms. Dubey:

On behalf of CAZ Strategic Opportunities Fund (the “Fund”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) provided in a phone call on October 17, 2023 among Alexander C. Karampatsos of Dechert LLP, outside counsel to the Fund, and Anu Dubey of the Staff, in connection with the Staff’s review of a Correspondence filing made on behalf of the Fund on October 13, 2023 (“Prior Correspondence”), which pertained to Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed with the U.S. Securities and Exchange Commission (“SEC”) on September 27, 2023.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

PROSPECTUS

Investment Objectives and Strategies – Portfolio Composition (page 31)

1.	Comment: The second to last sentence of this section states that one or more subsidiary entities may be employed to earn such income and hold the related investments. Please respond to the following comments regarding any entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund (a “Subsidiary”). A primarily controlled entity is an entity that the Fund controls as defined in Section 2(a)(9) of the 1940 Act and for which the Fund’s control of the entity is greater than that of any other person.

December 19, 2023 Page 2

a.	Comment: Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the entity’s debt as its own for purposes of Section 18.

Response: The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary entity, unless otherwise permitted by the SEC or its Staff. The Fund has added the following disclosure to the sub-section:

The Fund will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary.

b.	Comment: Disclose that each investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response: The Fund acknowledges the SEC staff’s comments and notes that it does not expect that any Subsidiary entity will be party to an investment advisory contract. Furthermore, the Fund’s Subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. As discussed in the response to Comment 5.a in the Prior Correspondence, the Fund does not currently intend to create or acquire primary control of any Subsidiary other than Subsidiaries that are wholly owned by the Fund. The Fund confirms that the Fund’s Investment Advisory Agreement will govern all wholly owned Subsidiary entities and their assets. In the event that the Fund primarily controls a Subsidiary that is not covered by the Fund’s Investment Advisory Agreement, the Fund undertakes to file any investment advisory agreement to which such Subsidiary is a party. The Fund respectfully submits that no disclosure revisions are necessary in response to this comment.

c.	Comment: Disclose that each Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the entity.

Response: The Fund respectfully submits that any Subsidiary entity will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its Subsidiary entities. At this time, no subsidiary entities have been formed, and there are

December 19, 2023 Page 3

no related custodians to disclose. The Fund has added the following disclosure to the sub-section:

The Fund and any Subsidiary will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody.

* * *

Should you have any questions regarding this letter, please contact Alexander C. Karampatsos at 202.261.3402 (or by e-mail at Alexander.Karampatsos@dechert.com) or Matthew Carter at 202.261.3395 (or by e-mail at Matthew.Carter@dechert.com).

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

/s/ Matthew J. Carter

Matthew J. Carter

cc:        Christopher A. Zook, CAZ Investments LP

Isaiah Massey, Sole Initial Trustee

Thomas J. Friedmann, Dechert LLP